

Mail Stop 4631

February 14, 2017

Via E-mail
Mr. Patrick Gosselin
Chief Executive Officer
PureSnax International, Inc.
1000 Woodbridge Center Drive, Suite 213
Woodbridge, NJ 07095

>   **Re: PureSnax International, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2016**
>   **Filed October 13, 2016**
>   **File No. 333-176376**

Dear Mr. Gosselin:

We have reviewed your January 31, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter.

Form 10-K for the Fiscal Year Ended June 30, 2016

1.   We note your response and remind you to file an amended Form 10-K to address our prior comments 1 through 4.

Mr. Patrick Gosselin
PureSnax International, Inc.
February 14, 2017
Page 2

You may contact Dale Welcome at (202) 551-3865 or Ernest Greene at (202) 551-3733 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction